Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 28, 2014

The following is a presentation made by AMEC and posted on its website, www.amec.com, on February 28, 2014:

AMEC plc Investor slide pack February/March 2014

2 Forward-looking statements This presentation contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. IMPORTANT INFORMATION: This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER. The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Participants in the Solicitation AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler's directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above. Important information

AMEC today 3 Diversified model minimises risk and maximises opportunity Long term track record of growth Focused on creating shareholder value

AMEC today Balanced portfolio 4 Diversified model minimises risk and maximises opportunity Note: ‘Nuclear’ does not include the equity accounted Sellafield decommissioning contract 4 By EBITA 2012 Oil & Gas Mining Clean Energy Environment & Infrastructure Mining 12% Oil & Gas 50% Conventional Oil & Gas 37% Clean Energy 24% Renewables/ Bioprocess 11% Transmission & Distribution 4% Conventional Power 1% Nuclear 8% Environment & Infrastructure 14% Government Services 6% Industrial/Commercial 4% Transport/Infrastructure 3% Water 1% Unconventional Oil & Gas 13% By revenue 2013 Across markets By revenue 2013 Americas Europe Growth Regions Across geographies By EBITA 2013

AMEC today Successful track record of delivery 5 Long term track record of growth Record order book £4.1 billion Revenue: £4bn CAGR +9% c.29,000 employees EBITA: £343m CAGR +27% Cash conversion average >90% EPS: 87.2p CAGR +29% CAGRs performance 2006 to 2013

AMEC today Our approach to growth and returns 6 Focused on creating shareholder value Cash generation Investment Revenue growth EBITA growth Dividend Progressive dividend Cover 2-2.5x Surplus cash Additional returns to shareholders Leverage Up to 2x EBITDA

AMEC today Highly successful business model We are customer focused Our employees are talented people Focused on creating shareholder value Source: AMEC ordinary dividends and buybacks 2007-13 total £956 million, plus £85 million from proposed 2013 final dividend. We are highly cash generative more than £1 billion returned to shareholders We sell our expertise globally 7 We operate in 4 growth markets We have a low-risk contracting model

AMEC today
Strong customer relationships

Oil & Gas

BP Clair Ridge, North Sea, UK – hook up and commissioning services for two new Clair Ridge platforms



Imperial Oil, Kearl oil sands, Canada – Kearl initial development and expansion phase



Others include: ExxonMobil, Shell, BG, AIOC, Chevron, ConocoPhillips, GDF Suez, KOC, KNPC, Syncrude, Talisman, Zadco

Clean Energy

NDA, Sellafield decommissioning, UK– managing the decommissioning of the Sellafield site as a part of Nuclear Management Partners (NMP)



Arizona Public Service, Foothills Solar Plant , US – EPC services for a 35-megawatt (MW) solar PV plant



Others include: AWE, Dominion, EDF Energy, Ineos Bio, Magnox, OPG, Sapphire, Sempra

Mining

PotashCorp, Rocanville, Canada – partner for expansion programme and EPCM services at Rocanville mine



Rio Tinto, Oyu Tolgoi, Mongolia – underground services for Oyu Tolgoi copper–gold project



Others include: BHPB, Codelco, Vale, K+S, Newmont, Husab, Samsung/Roy Hill, Swalcop, US DoE

Environment & Infrastructure

Honeywell International, US – more than 80 environmental remediation and stewardship projects throughout the US



Northumbrian Water, UK – engineering and environmental support with Howden sewage treatment works



Others include: AZDOT, Alberta, Heathrow, Sydney Water, US Army, Yorkshire Water

8

Consulting & Front End Design & Construct Hook-Up & Commission Operate Decommission Scope of activity 1-2% of TIC EPCM = up to 12% of TIC 3% of TIC n/a n/a Front End Consultancy Greenfield Projects Brownfield O&M Support Duty Holder / GOC Late life management AMEC scope Prefeasibility studies Feasibility studies FEED Execution planning Technical consulting EPC / EPCM Detailed design Project management Construction management Construction Supply chain management and procurement Project controls Factory Acceptance Test (FAT) Pressure testing Safety system check Equipment checks Plant and production start-up assistance Mechanical completion System commissioning Retrofits and upgrades Duty Holder Operations optimisation Maintenance strategies Operational readiness reviews Operator training Project management Engineering Planning Technical support Structural analysis Out of AMEC’s direct scope Fabrication Installation of facilities Well Services Drilling Dismantling, cleaning, removal, well abandonment Well positioned across a mix of activities AMEC today Upstream Oil & Gas service offering 9

AMEC today Markets update 10 Americas O&G: on-shore growing, clarity on exports needed Mining: weak E&I: stable O&G: building in GoM, establish onshore Oil sands: Kearl work winding down Mining: developing underground position CE: renewables strong E&I: increasing contract size helping growth Growth Regions O&G: weak in Australia, growth in ME Mining: weak O&G: Middle East & Caspian strong Mining: improved presence Europe O&G: UK North Sea production stabilising CE: awaiting regulatory clarity for new nuclear O&G: brownfield and opex remain high CE: reactor support drives near-term nuclear – with new build potential upside Market AMEC position Market AMEC position Market AMEC position

AMEC outlook Long term fundamentals positive 11 2014 revenue – good underlying growth expected 2014 margin – risk on the downside due to mix Stronger sterling will affect translation of North American operations Currently more than £10 million impact on EBITA Continued strong cash conversion – weighted to H2 Offer for Foster Wheeler Significant cost and tax synergies Expected to be double-digit EPS enhancing within 12 months and exceed cost of capital within 24 months of completion Completion expected in H2 2014

AMEC plc Foster Wheeler acquisition

Offer for Foster Wheeler Key benefits Significantly enhances oil & gas position and improves geographic footprint Brings together two highly-skilled workforces Retention of low-risk and cash generative business model Financially attractive Significant cost and tax synergies Expected to be double-digit EPS enhancing within 12 months and exceed cost of capital within 24 months of completion Compelling combination for shareholders, customers and employees 13

Offer for Foster Wheeler Headline terms For each Foster Wheeler share: 0.8998 new AMEC shares/ADRs and $16.00 in cash Represents c.$3.3 billion for whole of Foster Wheeler(1) Two Foster Wheeler non-executive directors are expected to join AMEC board on completion Financing AMEC to issue c.90 million new shares: Foster Wheeler shareholders will have 23 per cent of enlarged company Cash element from existing cash and new debt: pro forma net debt to trailing EBITDA of c.1.6x(2) Sources: 1) 99.9 million diluted shares plus awards over 1.2m FW shares expected to be rolled over into AMEC awards 2) AMEC estimate 14 Compelling combination for shareholders, customers and employees

Cost synergies 15 Identified cost synergies of at least US$75 million per annum Full annualised run-rate by year three Approximate cost of $75-90 million to achieve Predominantly removal of duplicated corporate overhead and SG&A costs Tax synergies Meaningful benefits of utilising tax losses more efficiently Full benefit expected by third year

Pro forma financials IFRS reconciliation of FW’s 2012 numbers No significant impact to revenues or continuing operations EBITDA Combined order book of more than £6 billion IFRS asbestos pre-tax liability of c.£300 million 16 Source: Unaudited IFRS reconciliation of FW 2012 numbers and AMEC 2012 numbers as restated, using £1: $1.59

Anticipated timetable Q1 Announce firm offer (13 February 2014) Progress AMEC’s US registration and listing AMEC makes anti-trust filings Q2 AMEC shareholder documents published and shareholder meetings Offer document posted to FW shareholders H2 Anticipated completion 17 Targeting close in H2

Strategic rationale for the acquisition

Strong brand and international footprint	✓	Complements AMEC's footprint Doubles size of Growth Regions and expands LatAM exposure
Highly skilled workforce	✓	Similar to AMEC's skill set
Engineering and project management company	✓	
Mid and downstream oil & gas focus	✓	Complements AMEC's upstream focus
Strong customer relationships	✓	Complements AMEC's IOC customers Adds new NOC customers Opportunities to cross sell
Predominantly cost-plus business model	✓	Same as AMEC Access to technology and know-how Low-risk, high-value service model
Asset light E&C business model	✓	
Specialised power equipment business	✓	Leverages Growth Regions position Robust and profitable business World-leading CFB technology

CFB stands for Circulating Fluidised Bed

18

Enhanced O&G competitive positioning 19 Source: Corporate websites. Analysis is indicative and is not intended to represent the entirety of the market Strong position Limited position No material position

Enhanced opportunities with Foster Wheeler 20 Americas Immediate scale in onshore Access gas monetisation Brownfield/environmental services downstream Enhanced cost+ EPC capabilities Growth Regions Immediate scale benefit Enhanced NOC access Broader service offering Leverage Power Equipment customer base Europe Enhanced workshare, better use of HVDCs Centre of excellence for engineering Strengthened sales network, new customers

AMEC + Foster Wheeler: a compelling combination Enhances oil and gas position across the whole value chain: on and offshore Expands geographic footprint Brings together two highly-skilled workforces Retains low-risk, cash generative, business model Financially attractive P P P P Accelerates AMEC’s growth strategy P 21

AMEC plc 2013 FY results

£ million 2013 20121 Change Revenue 3,974 4,088 -3% EBITA2 343 334 +3% EBITA margin 8.6% 8.2% +40bps Operating cash flow3 341 312 +9% Profit before tax4 332 327 +2% Earnings per share5 87.2p 78.6p +11% Dividend per share 42.0p 36.5p +15% Average number of employees 28,687 28,405 +1% Order book 4.1bn 3.6bn +13% 2013 summary 2012 numbers have been restated as described on the previous slide Before exceptional items but including joint venture EBITA Cash generated from operations before exceptional items, discontinued operations and legacy settlements, pension payments in excess of amounts Good group performance 23 recognised in the income statement and certain foreign exchange movements but including dividends received from joint ventures 4 Before exceptional items but including joint venture profit before tax 5 Diluted for continuing operations, before amortisation and exceptional items

Revenue – by geography 24 Excluding the impacts of currency movements and acquisitions Excluding the impact of a £200 million reduction in incremental procurement activity in Americas as well as the impact of currency movements and acquisitions Underlying revenue excluding incremental procurement +2 per cent Versus 2012 £ million 2013 Headline Underlying (excluding FX and acquisitions)1 Underlying (excl. procurement) 2 Americas 2,247 -10% -10% -2% Europe 1,227 +14% +11% +11% Growth Regions 536 +1% +2% +2% Investment Services 6 Intercompany eliminations (42) 3,974 -3% -3% +2%

Revenue – by market 25 1 Excluding the impacts of currency movements and acquisitions Excluding the impact of incremental procurement activity (£120 million in 2013: £90 million in Oil & Gas; £30 million in Mining, and £320 million in 2012: £250 million in Oil & Gas; £70 million in Mining) as well as the impact of currency movements and acquisitions Environment & Infrastructure market not services. The market comprises of 4 sectors: government services, industrial/commercial, transport/infrastructure and water. All other activities are captured in the other markets Continued strength in Oil & Gas Versus 2012 £ million 2013 Headline Underlying (excl. FX and acquisitions)1 Underlying (Excl. procurement )2 Oil & Gas 1,997 +4% +4% +13% Mining 493 -28% -27% -23% Clean Energy 956 +1% -2% -2% Environment & Infrastructure3 564 - - - Investment Services 6 Intercompany eliminations (42) 3,974 -3% -3% +2%

EBITA margin1 26 1 Before exceptional items but including joint venture EBITA 2 Excluding the impact of £120 million of incremental procurement activity in Americas in 2013, and £320 million in 2012 3 After corporate costs Like for like margins stable at 8.9 per cent 2013 2012 £ million Headline Excl. procurement2 Headline Excl. procurement2 Americas 10.7% 11.3% 9.3% 10.7% Europe 7.6% 7.6% 8.8% 8.8% Growth Regions 6.2% 6.2% 6.1% 6.1% Total 3 8.6% 8.9% 8.2% 8.8%

£ million 2013 2012 EBITA 343 334 JV EBITA (28) (23) JV dividends received 8 11 Non-cash items1 25 28 Working capital (7) (38) Operating cashflow2 341 312 Cash conversion 99% 93% 27 Operating cash flow 1 Depreciation, share based payments and profit on disposal of PPE. 2 Compared with “cash generated from operations” per the statutory format cash flow, operating cash flow excludes exceptional items, discontinued operations and legacy settlements of £(35) million (2012: £(19) million), the difference between pension payments and amounts recognised in the income statement £nil (2012: £(5) million) and certain foreign exchange movements £(6)million (2012: £(6) million), but includes dividends received from joint ventures £8 million (2012: £11 million). Strong cash management £m

AMEC plc Supplementary information

29 Appendix Safety statistics Total recordable case frequency rate (per 200,000 exposure hours) Lost time incident frequency rate (per 200,000 exposure hours) All injury frequency rate (per 200,000 exposure hours)

30 2014F1 2013 2012 13/12 14/13 Income statement Cdn $ 1.79 1.62 1.59 +2% +10% US $ 1.60 1.57 1.59 -1% +2% Balance sheet Cdn $ 1.76 1.62 +9% US $ 1.66 1.63 +2% Appendix £ versus North American currencies 1 Forecast average rates, as reported by Reuters on 5 February 2014

Appendix
AMEC projects include

amec

Oil & Gas

BG	North Sea engineering
BP	Big Dog
BP	Clair Ridge
BP	Environmental MSA
BP	Chirag and Shah Deniz
Chevron	Wheatstone
CNRL	Horizon
ConocoPhillips	Bayu Udan
ConocoPhillips	Judy/Jasmine
GDF Suez	Cygnus
Enquest	Knightsbridge
ENI	Blacktip
Exxon	Kizomba
Exxon	Sable
Fairfield	Dunlin
Imperial	Kearl oil sands
KNPC	Al Zour refinery
KOC	PMC contract to provide environmental remediation
MWCC	MWCS
Quip	p63
SEIC	Sakhalin II
Shell	ONEgas
Sunshine	West Ells
Syncrude	oil sands
Talisman	Brownfield framework
Teck	Carmen de Andacollo
ZADCO-Zakum	Upper Zakum

Mining

BMM	Gold
Newmont	Gold
K+S	Potash
Husab	Uranium
PotashCorp	Rocanville potash
Rex Minerals	Hillside Copper
Samsung	Roy Hill iron ore
Swalcop	Uranium
Rio	Oyu Tolgoi copper
US DoE	Atlas uranium

Clean Energy

AWE	Framework support
Dominion	Indiana and Azalea solar
EDF Energy	UK reactor support
EDF Energy	UK new build engineering
Ineos Bio	bioprocesses
Magnox	decommissioning
NDA	Sellafield decommissioning
OPG	Darlington
Sapphire	bioprocesses
Sempra	Copper Mountain solar

Environment and Infrastructure

AZDOT	Arizona transportation
Alberta	Alberta transportation
Heathrow	Environmental consulting
Honeywell	Remediation
McCain Foods	Waste water
North London Waste Authority	Waste consulting
NW Local Government	Waste consulting
Northumbria Water	Environmental framework
US Army	Qatar
US Airforce	Renewable energy consult

See amec.com for further details

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Appendix Competitors - mining Source: websites; * includes environmental, socio economic resource evaluation and mine planning; ** includes pre-feasibility studies and feasibility studies; AMEC’s consulting expertise is differentiator – positions for EPCM Competitor Core geography Consulting & environmental* Feasibility engineering** EPCM Asset management Fluor International Bechtel International AMEC International Hatch International SNC Lavalin International Worley Parsons International Jacobs International Ausenco International SKM International Lycopodium Regional M3 Regional Wardrop Regional <<1% TIC To 2% TIC To 12% TIC Tier 1 Tier 2 Tier 3 32 This analysis is indicative and is not intended to represent the entirety of the market and AMEC’s position

Appendix Competitors - clean energy Customers value sector focus, flexibility of approach and full-service EPC offering EPC services common among peers, but few focus specifically on clean energy sector Market players are mostly non-specialist EPC providers Competitor Service Wind Solar Biomass Biofuels AMEC Full service EPC Mortenson Full service EPC CH2MHill EPC S&B EPC KBR EPC Fluor EPC Black & Veatch EPC Shaw EPC Quanta EPC Blatner EPC White Construction EPC Balfour Beatty EPC Graham EPC Jacobs Engineering 33 This analysis is indicative and is not intended to represent the entirety of the market and AMEC’s position

Appendix Competitors - nuclear Competitor Reactor support Clean up New build AMEC Cavendish (formerly Babcock) Bechtel CH2MHILL Doosan Babcock Jacobs Atkins 34 This analysis is indicative and is not intended to represent the entirety of the market and AMEC’s position AMEC supporting customers across the asset lifecycle

Appendix E&I Services and customers by sector Skills highly transferable across sectors and customers Water / Municipal Government Industrial/Commercial Transport / Infrastructure Core service by sector • Water supply • Water quality • Flood plain mapping/assessments • Dams and levees US Federal • Environmental consulting • Engineering • Infrastructure • Program management Canadian Federal • Environmental consulting • Engineering Industrial/Commercial • Site investigation/characterisation • Remediation • Environmental engineering • Permitting and planning • Strategic consulting • Renewable energy • Energy management • Waste management Infrastructure • Water supply • Water quality • Flood plain mapping/assessments • Dams and levees Transportation • Infrastructure design • Rail, ports & marine consulting Key Customers • FEMA • Lake Havasu City • State of Alabama • State of North Carolina • Northumbrian Water (UK) • U.S. Air Force • U.S. Navy • U.S. Army • National Guard Bureau (NGB) • Public Works and Government Services Canada (PWGSC) • Defence Construction Canada (DCC) • Bank of America • Aventis CropScience USA • General Electric • Honeywell • Pacific Gas and Electric Company • CSX Transportation • Arizona Department of Transportation (AZDOT) • Alberta Transportation • New Brunswick

Appendix Foster Wheeler key financials $ million FY 2013 FY 2012 Scope revenue 2,594 2,548 Total revenue 3,306 3,391 EBITDA (2) 250 306 Margin 7.6% 9.0% ‘Scope margin’ (ex flow-through) 9.6% 12.0% $ million FY 2013 FY 2012 Total equity 784 757 of which un-restricted cash 556 582 Total debt 126 138 Net US asbestos liability (3) 169 139 Key income statement items (1) Key balance sheet items Backlog (4) $ million FY 2013 FY 2012 E&C 2,973 2,197 Power Equipment 605 754 Total 3,578 2,950 By division By contract type $ million FY 2013 FY 2012 Lump-sum turnkey 30 71 Other fixed-price 1,067 1,328 Reimbursable 2,481 1,552 Source: Foster Wheeler 31 December 2013 Form 10-K press release and Fact Book, Backlog converted into AMEC regional analysis Continuing operations Before asbestos provision of $30m for both FY13 and FY12 US asbestos-related liability less asbestos-related insurance recovery receivable excluding ‘flow-through’ procurement

Appendix Overview of Foster Wheeler E&C Engineering and project management services focus Front-end design (FEED); engineering, procurement, construction (EPC); and project management services for the following key sectors: Upstream oil and gas (mostly onshore) Midstream, including LNG liquefaction, gas-to-liquids, carbon capture/sequestration Oil refining, including delayed coking and fired heaters Chemicals and petrochemicals Pharmaceuticals/ biotechnology Mining and metals Major engineering centres: United Kingdom, Italy, United States, Singapore, Thailand, China, India, France, Spain, South Africa c. 10,000 employees Predominantly cost plus business model Source: Foster Wheeler 31 December 2013 Form 10-K, Foster Wheeler 31 December 2012 Form 10-K, Foster Wheeler Website (1) Revenue and EBITDA from continuing operations, EBITDA pre Group costs E&C key financial metrics(1) $ million FY 2013 FY 2012 Scope revenue 1,809 1,586 Total revenue 2,513 2,419 EBITDA 184 192 Margins 7.3% 7.9% ‘Scope margins’ (ex flow-through) 10.2% 12.1% Selected customers

Appendix
Overview of Foster Wheeler Power Equipment

- **Designs, manufactures and installs power generation equipment**
  - Deep history and experience, with leading positions across a number of products
  - World leading supplier of advanced industrial and utility steam generators to handle difficult-to-burn fuels and meet stringent environmental requirements
  - Circulating fluidised-bed (CFB) steam generators up to 800MW
  - Flue gas cleaning systems for NOx, SOx and particulate reduction
- Wide range of aftermarket products and services
- Major engineering centres: United States, China, Finland, Spain, Poland
- Fabrication facilities: China, Poland, Spain and Thailand
- c. 3,000 employees
- Mainly fixed price design and supply business model

Power Equipment key financial metrics(1)

$ million	FY 2013	FY 2012
Scope Revenue	785	962
Total Revenue	794	972
EBITDA	147	205
Margins	18.5%	21.1%

Current/recent projects

Samcheok Green Power Plant, S Korea

HIDRO-GEN power project, Turkey

Seagull Cogen project, S Korea

Waste-to-energy and biomass power projects, S Korea

Build-own-operate (BOO) projects:

Martinez, CA: Cogeneration

Minneapolis, MN: District heating

Concepcion, Chile: Cogeneration

Source: Foster Wheeler 31 December 2013 Form 10-K, Foster Wheeler 31 December 2013 Form 10-K, Foster Wheeler Website

(1) Revenue and EBITDA from continuing operations, EBITDA pre Group costs

Investor Relations contacts Sue Scholes Director of Communications sue.scholes@amec.com 44 (0) 20 7429 7512 Rupert Green Interim Head of Investor Relations rupert.green@amec.com 44 (0) 20 7429 7512 Laura O’Neill Investor Relations Associate laura.oneill@amec.com 44 (0) 20 7429 7512 39